Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	May 15, 2023

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended March 31, 2023 (“Q1 2023” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in thousands of US Dollars (also “$”, “US$” or “USD”), unless stated otherwise.

TABLE OF CONTENTS

Table of Contents

1. OVERVIEW	3
2. CONSOLIDATED HIGHLIGHTS	3
3. SUMMARY FINANCIAL RESULTS	8
4. OPERATIONS	16
4.1 Safety, Health and Environment - Blanket	16
4.2 Social Investment and Contribution to the Zimbabwean Economy - Blanket	17
4.3 Gold Production - Blanket	18
4.4 Underground - Blanket	18
4.5 Metallurgical Plant	18
4.6 Production Costs	19
4.7 Capital Projects - Blanket	20
4.8 Indigenisation	21
4.9 Bilboes	21
4.10 Zimbabwe Commercial Environment	22
4.11 Opportunities and Outlook	25
4.13 Solar project	26
5 EXPLORATION	27
6. INVESTING	28
7. FINANCING	29
8. LIQUIDITY AND CAPITAL RESOURCES	30
9. OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES	30
10. NON-IFRS MEASURES	31
11. RELATED PARTY TRANSACTIONS	33
12. CRITICAL ACCOUNTING ESTIMATES	34
13. FINANCIAL INSTRUMENTS	36
14. DIVIDEND POLICY	38
15. MANAGEMENT AND BOARD	38
16. SECURITIES OUTSTANDING	39
17. RISK ANALYSIS	39
18. FORWARD LOOKING STATEMENTS	41
19. CONTROLS	42
20. QUALIFIED PERSON	43

1.       OVERVIEW

Caledonia is a Zimbabwean focussed exploration, development and mining corporation. Caledonia owns a 64% stake in the gold-producing Blanket Mine (“Blanket”), and 100% stakes in the Bilboes oxide mine, the Bilboes sulphide project, and the Motapa and Maligreen gold mining claims, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2.       CONSOLIDATED HIGHLIGHTS

	Q1 2023	Q1 2022	Comment
Gold produced (oz)	16,141	18,515	Gold produced in the Quarter was 12.8% lower than the first quarter of 2022 (the “comparative quarter”) mainly due to lower grade and lower than budget tonnes milled. Gold production, other than 105 ounces produced at the Bilboes oxide mine, was derived from Blanket where production was adversely affected by several individually insignificant mechanical breakdowns and logistical issues. Production from the restart of the Bilboes oxide mine has been slower than anticipated and was adversely affected by inconsistent grades, mechanical breakdowns and the poor availability of spare parts and alternative equipment.
On-mine cost per ounce ($/oz)[1]	1,196	698	On-mine cost per ounce in the Quarter increased by 71.4%. Approximately 59% of the increase was due to the high cost per ounce at the Bilboes oxide mine where production only commenced in the last week of the Quarter, but operating costs (primarily the cost of waste) were incurred for much of the Quarter. The remainder of the increase was due to higher on-mine costs at Blanket where lower production meant that fixed costs were spread across fewer production ounces. On-mine costs at Blanket were also affected by higher electricity costs which contributed approximately $116/oz to the overall increase in on-mine costs per ounce versus the comparative quarter.

	Q1 2023	Q1 2022	Comment
All-in sustaining cost (“AISC”)[1]	1,412	848	The AISC per ounce in the Quarter increased by 66.5% compared to the comparative quarter due to the higher on-mine cost per ounce. AISC also increased due to higher administrative expenses and sustaining capital expenditure. AISC deducted the benefit of the solar plant electricity ($27.47 per ounce) in the Quarter compared to the previous quarter displacing the external utility and generator expenses in the comparable quarter.
Average realised gold price ($/oz)[1]	1,863	1,848	The average realised gold price reflects international spot prices.
Gross profit[2]	5,850	16,892	Gross profit for the Quarter decreased due to lower revenue and increased production costs.
Net profit (loss) attributable to shareholders	(5,030)	5,940	Net loss for the Quarter includes a lower gross profit of $11m and $3.1m paid for advisory fees on conclusion of the acquisition of Bilboes Gold Limited.
Basic IFRS (loss) earnings per share (“EPS”) (cents)	(30.3)	44.6	IFRS EPS reflects the movement in IFRS profit attributable to shareholders.
Adjusted EPS (cents)[1]	(29.1)	62.5	Adjusted EPS excludes net foreign exchange gains, inventory write-down, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities	(876)	10,155	Net cash from operating activities in the Quarter decreased predominantly due to lower gross profit.
Net cash and cash equivalents: -Beginning of the period Jan 1 -End of the period March 31	1,496 3,189		Net cash increased due to the equity raises and the loan notes issued offset partly by the payment of deferred consideration for Motapa, cash outflows from operating activities at the Bilboes oxide mine and reduced inflows from Blanket mine due to low production levels.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

Safety

Regrettably, a fatality occurred on February 16, 2023. The fatality occurred as a result of a secondary blasting accident. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures. Safety is discussed further in section 4.1.

Bilboes Gold Limited acquisition

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold Limited (“Bilboes Gold” or “Bilboes”), the parent company that owns, through its Zimbabwe subsidiary, Bilboes Holdings (Private) Limited (“Bilboes Holdings”) the Bilboes oxide mine and Bilboes sulphide project (“Bilboes”). Bilboes is a large, high-grade gold (sulphide and oxide) deposit located approximately 75 km north of Bulawayo, Zimbabwe. The total share consideration payable amounted to 5,123,044 shares.

Caledonia and Bilboes Holdings entered into a net smelter royalty agreement with Baker Steel Resources Trust Limited (“Baker Steel”), one of the Bilboes Gold shareholders, whereby Bilboes Holdings will pay a 1 % net smelter royalty to Baker Steel on the sale of products produced from the sulphide resource areas as well as the oxides areas to Baker Steel quarterly in cash.

Bilboes has Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant measured and indicated mineral resources of 2.56 million ounces of gold in 35.18 million tonnes at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold in 9.48 million tonnes at a grade of 1.89 g/t3. The NI 43-101 had proven and probable mineral reserves of 1.96 million ounces of gold in 26.64 million tonnes at a grade of 2.29 g/t. Caledonia is not treating these estimates as current estimates of mineral resources or mineral reserves for purposes of the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) because a qualified person has not done sufficient work to classify the estimate as a current estimate of mineral resources or mineral reserves under Subpart 1300.

The main objective at Bilboes is to construct a large, open-pit operation to extract sulphide mineralization. A feasibility study in respect of the Bilboes sulphide project was prepared by the previous owners. Caledonia has commissioned its own feasibility study for the sulphide project reflecting the prevailing economic environment and to identify the most judicious way to commercialise the project in terms of maximising the uplift in value for Caledonia shareholders. Work on the updated feasibility study commenced in the Quarter.

Equity raises

The Company conducted equity raises by way of placings in the Quarter and shortly after the end of the Quarter which targeted institutional investors in the UK, Europe, South Africa and Zimbabwe. The equity raises were over-subscribed; depositary interests in respect of 781,749 shares were issued to investors in the UK, Europe and South Africa on March 30, 2023 and Zimbabwe depositary receipts in respect of 425,765 shares were issued on April 14, 2023. The placings raised $16.6 million before expenses.

The proceeds are expected to be used for the Bilboes sulphide project feasibility study, a shared services centre in Zimbabwe, the establishment of an international procurement arm to supply future operations and for exploration drilling at Motapa and Maligreen.

Quarterly Production at Blanket Mine and the Bilboes oxide mine

Blanket Mine

Quarterly gold production at Blanket Mine was 16,036 ounces, 13.4% lower than the 18,515 ounces produced in the comparative quarter. Production was lower due to several individually insignificant mechanical breakdowns and logistical issues which have both now been resolved. 5,194 ounces of gold were produced in April. The daily rate of production achieved in April equates to an annualised production rate of approximately 80,000 ounces of gold per annum. Production guidance for Blanket for the year to December 31, 2023 of between 75,000 and 80,000 ounces of gold is maintained; on-mine cost guidance at Blanket of between $770 and $850 per ounce is also maintained.

____________________________

3 Refer to the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on July 21, 2022. 8 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

Bilboes oxide mine

In the fourth quarter of 2022, a small operation was restarted to mine and process oxide mineralization under a tribute agreement at the Bilboes oxide mine. The oxide mining activities were restarted predominantly with the objective to generate cash flows to pay for the existing cost structures taken over at Bilboes Holdings. The oxide mine was expected to produce between 12,500 and 17,000 ounces of gold in 2023 at an on-mine cost of between $1,200 and $1,320 per ounce. The oxide mine produced 105 ounces of gold in the Quarter, however, the ramp-up in oxide production was slower than expected due to inconsistent grades, mechanical breakdowns and the poor availability of spares and other equipment (refer to section 4.9 for further information). The Company continues to review the commercial viability of the oxides mining activities. This review includes an assessment of the scope to mine and process oxide material from the Motapa property, which is immediately adjacent to Bilboes. In light of this uncertainly, the Company has withdrawn production and cost guidance for the oxide mine and in future it will report actual production achieved each quarter at the Bilboes oxides mine.

Commissioning of the solar project

The 12.2 MWac solar plant was fully commissioned on February 2, 2023. The plant, which cost approximately $14.2 million, was funded and is 100% owned by Caledonia. The plant provides power to Blanket mine at a price per kilowatt/hour cost which reflects Blanket's historic blended cost per unit. The economic benefit of the solar project is therefore recognised by Caledonia, rather than by Blanket and the benefit ($27.47) per ounce in the two months of February and March 2023) is reflected in the AISC rather than the on-mine cost. The solar plant generates slightly more power than anticipated and has contributed to a substantial reduction in the amount of diesel consumed at Blanket.

Loan notes to refinance the solar plant (“bonds")

The solar plant was broadly funded entirely by Caledonia the cost of $14.2 million was funded by the proceeds of a $12.5 million (net of transaction cost) equity raise on the NYSE American in 2020, and the balance of the project was funded from internal cashflows.

Following the commissioning of the solar plant and in the interests of optimising the capital structure for the solar project, bonds have been issued to institutional investors in Zimbabwe. The bonds were issued by Caledonia Mining Services (Private) Limited (“CMS”), a 100%-owned, Zimbabwe-registered subsidiary of the Company which owns the solar plant. The bonds have an interest rate of 9.5% payable bi-annually and a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and $7 million of bonds were in issue at the date of this document. The bonds were all issued to Zimbabwean registered commercial entities.

Revised marketing arrangements for gold

Since listing on the Victoria Falls Stock Exchange and following completion of the Bilboes acquisition, Caledonia has been looking into various avenues to achieve the direct export of its gold. Unrefined gold continues to be processed at Fidelity Gold Refinery (Private) Limited ("FGR"), a subsidiary of the Reserve Bank of Zimbabwe ("RBZ"), on a toll-treatment basis, in accordance with requirements of the government of Zimbabwe for in-country refining; and to allow the Zimbabwean authorities full visibility over the gold produced and exported by Caledonia. The exportation of the gold is facilitated by FGR as the holder of a gold dealing licence. The refined gold held by FGR is exported to a refinery outside Zimbabwe, which undertakes the final refining process and sells the final gold on behalf of Caledonia. Caledonia receives the proceeds of the gold sales directly into its bank account in Zimbabwe within a few days of delivery to the final refinery. This arrangement in respect of production from Blanket Mine complies with the current requirements to pay a 5 per cent royalty and that Blanket continues to receive 75 per cent of its revenues in US dollars and the balance in local currency.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted range of 75,000 - 80,000 ounces for 2023;

•	re-commence deep level drilling at Blanket with the objective of further upgrading inferred mineral resources, thereby extending the life of mine;

•	complete the Caledonia feasibility study on the Bilboes sulphide project to determine the best implementation strategy and estimate the funding requirements and commence development of the larger sulphides project; and

•	complete the review of evidence obtained from the initial oxide mining activities at Bilboes and consider the potential for future oxide mining activities at Bilboes and Motapa. Caledonia will continue geological evaluations at Maligreen and complete a geological evaluation plan for Motapa.

The strategy and outlook of Caledonia is further discussed in section 4.10 of this MD&A.

3.       SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter and comparative quarter prepared under IFRS.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)

	3 months ended Mar 31
	2023	2022
Revenue	29,435	35,072
Royalty	(1,480)	(1,758)
Production costs	(19,850)	(14,359)
Depreciation	(2,255)	(2,063)
Gross profit	5,850	16,892
Other income	18	2
Other expenses	(640)	(793)
Administrative expenses	(5,938)	(2,371)
Net foreign exchange gain	1,533	909
Cash-settled share-based expense	(280)	(367)
Equity-settled share-based expense	(110)	(82)
Net derivative financial instrument expenses	(434)	(1,738)
Operating (loss) profit	(1)	12,452
Net finance costs	(767)	(116)
(Loss) profit before tax	(768)	12,336
Tax expense	(3,502)	(4,719)
(Loss) profit for the period	(4,270)	7,617

Other comprehensive (loss) income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(369)	693
Total comprehensive (loss) income for the period	(4,639)	8,310

(Loss) profit attributable to:
Owners of the Company	(5,030)	5,940
Non-controlling interests	760	1,677
(Loss) profit for the period	(4,270)	7,617

Total comprehensive (loss) income attributable to:
Owners of the Company	(5,399)	6,633
Non-controlling interests	760	1,677
Total comprehensive (loss) income for the period	(4,639)	8,310

(Loss) earnings per share (cents)
Basic	(30.3)	44.6
Diluted	(30.2)	44.6
Adjusted (loss) earnings per share (cents)[7]
Basic	(29.1)	62.5
Dividends paid per share (cents)	14.0	14.0

7 Non-IFRS measures such as “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

Revenue in the Quarter was 16.1% lower than the comparative quarter due to a 16.6% decrease in the quantity of gold sold. There was little change in the average realised price of gold sold.

The royalty rate payable to the Zimbabwe Government was unchanged at 5%.

Production costs

Production costs increased by 38.2% in the Quarter compared to the comparative quarter and the on-mine cost per ounce increased by 71.5% in the Quarter from the comparative quarter.

The on-mine cost per ounce and the AISC per ounce increased in the Quarter compared to the comparative quarter as illustrated in the graphs below.

AISC per ounce $ (Qtr vs comparable Qtr)
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
848
497
57
38
-28
1412
Q1 2022
On mine cost per ounce
Admin costs
Sustaining Capex
Procurement & Solar margin
Q1 2023

The cost of oxide mining at Bilboes contributed $293 per ounce to the overall increase in the on-mine cost per ounce. Gold production from the oxides commenced in the last week of the Quarter and 105 ounces were produced in the Quarter. However, $3.3 million of operating costs were incurred at the project in the Quarter. The ramp-up of production was lower than expected due to inconsistent grades, mechanical breakdowns on the drill-rigs and the poor availability of spares and other equipment for the drill rigs. The Company continues to review the commercial viability of the oxide mining activities. This review includes an assessment of the scope to mine and process oxide material from the Motapa property, which is immediately adjacent to Bilboes. This discussed further in section 4.9.

Costs at Blanket for the Quarter increased from the comparative quarter by 17% ($2.4 million). Production costs at Blanket increased predominantly due to the higher than anticipated use of electricity and increases in the tariff charged by the Zimbabwean power utility. The higher than anticipated electricity use was partly due to the continued heavy use of infrastructure such as the No. 4 Shaft which had been expected to be used more sparingly following the commissioning of the Central Shaft. In April 2023 Blanket mine concluded a power supply agreement with the Intensive Energy User Group (“IEUG") and the Zimbabwean power utility to allow the IEUG to obtain power outside Zimbabwe which will be "wheeled” to the IEUG members. It is anticipated that Blanket will pay less for IEUG sourced energy and the incidence of power outages at Blanket will be reduced, thereby further reducing the use of diesel. The benefit of the solar plant is not recognised in on-mine costs because the solar plant, which is 100%-owned by Caledonia, sells power to Blanket at a price per kilowatt/hour which reflects Blanket's historic blended cost per unit. The economic benefit of the solar plant is therefore recognised by Caledonia, rather than by Blanket and the benefit (approximately $27.47 per ounce of gold produced) is reflected in the AISC rather than the on-mine cost. Labour costs at Blanket increased because of the increased employment numbers at Blanket compared to the comparative quarter. Labour costs further increased due to inflationary increases and an increase in the government minimum wage that ensures an adequate compensation to our employees.

Various government service payments increased in the Quarter compared to the comparative quarter which increased on-mine costs by $17 per ounce compared to the comparative quarter.

Administrative expenses are detailed in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Johannesburg, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial. Administrative expenses in the Quarter were 150.5% higher than the comparative quarter predominantly due to a once off $3.1 million payable to advisors on the successful conclusion of the Bilboes Gold acquisition in January 2023. Total administrative expenses increased AISC by 13.4% against the comparative quarter.

The depreciation charge in the Quarter increased because of increase in the depreciable cost base following the commissioning and use of the central shaft and the solar plant. This was somewhat offset by the lower production ounces in the Quarter over which a large part of the cost base is depreciated.

Other expenses are detailed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the USD. Large foreign exchange gain arose due to the significant devaluation gain to the USD which is discussed in section 4.9 of this MD&A. The net foreign exchange movement in the Quarter was higher than in the comparative quarter due to further devaluation in the RTGS$ to the USD.

The tax expense comprised of the following:

Analysis of consolidated tax expense/(credit) for the Quarter
($’000’s)	Zimbabwe	South Africa	UK	Total
Income tax	1,852	(44)	-	1,808
Withholding tax
Management fee	-	41	-	41
Deemed dividend	85	-	-	85
CHZ dividends to GMS-UK	-	-	300	300
Deferred tax	1,192	76	-	1,268
	3,129	73	300	3,501

The overall effective taxation rate for the Quarter was -456% (2022: 38%). The effective tax rate bears little relationship to reported consolidated loss before tax for the following reasons:

•	Operating expenses incurred at the Bilboes oxide mine cannot be offset against profits arising elsewhere in the group – thus they depress profit before tax, with no commensurate reduction in the tax expense;

•	Zimbabwean taxable income is calculated in RTGS$, whereas the group reports in US dollars. Large devaluations in the RTGS$ against the USD result in substantial foreign exchange movements which have a significant effect on the income tax calculation;

•	100% of capital expenditure is tax deductible in the year in which it is incurred for tax purposes, whereas depreciation only commences when a project enters production, timing differences can alter the effective tax rate based on the capital expenditure for a quarter; and

•	The rate of income tax in Jersey, which is the tax domicile of the parent company of the Group (i.e., the Company), is zero which means there is no benefit to be realised by offsetting such expenses against taxable profits.

The effective taxation rate for Blanket mine was 33% (2022: 25%). Zimbabwe income tax payments are made in the same proportion of RTGS$ and USD as revenue is received. Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment. The enacted income tax rate in Zimbabwe remained unchanged at 24.72% (2022: 24.72%). Most of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”).

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

IFRS basic EPS for the Quarter decreased by 156.9% from a profit of 44.6 cents in the comparative quarter to a 25.4 cents loss. Adjusted EPS for the Quarter excludes inter alia the effect of foreign net exchange movements and deferred tax. Adjusted EPS reduced by 146.3% from a profit of 62.5 cents in the comparative quarter to a loss of 29.1 cents loss for the Quarter due to lower revenue, higher production costs and an increase in the effective tax rate. A reconciliation from IFRS EPS to adjusted EPS is set out in section 10.3.

A dividend of 14 cents per share was paid in the Quarter. Caledonia’s dividends are discussed further in section 14.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the Quarter and the comparative quarter prepared under IFRS.

Condensed Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended March 31
	2023	2022

Cash inflow from operations	664	11,844
Interest received	5	1
Net finance costs paid	(200)	(31)
Tax paid	(1,345)	(1,659)
Net cash (outflow) inflow from operating activities	(876)	10,155

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,593)	(9,734)
Acquisition of exploration and evaluation assets	(144)	(224)
Net cash outflow from investing activities	(4,737)	(9,958)

Cash flows from financing activities
Dividends paid	(2,424)	(1,788)
Payment of lease liabilities	(37)	(40)
Shares issued - equity raise (net of transaction cost)	10,823	-
Loan note instruments - Motapa payment	(5,399)	-
Loan note instruments - Solar bond issue receipts	4,500	-
Net cash inflow (outflow) from financing activities	7,463	(1,828)

Net increase (decrease) in cash and cash equivalents	1,850	(1,631)
Effect of exchange rate fluctuations on cash and cash equivalents	(157)	(204)
Net cash and cash equivalents at beginning of the period	1,496	16,265
Net cash and cash equivalents at end of the period	3,189	14,430

Cash flows from operating activities are detailed in note 23 to the Unaudited Condensed Consolidated Interim Financial Statements, showing that cash inflows from operations before working capital changes in the Quarter was $0.05 million, compared to $13.5 million in the comparative quarter.

Cash flows from operations before working capital changes were negatively affected during the Quarter by lower production and higher costs at Blanket, although Blanket still made a positive cash contribution of $8 million. The Bilboes oxide mine contributed a negative cash outflow of $3.2 million, $3.1 million was paid in advisory fees upon successful completion of the Bilboes Gold acquisition and the remainder of the cash outflow was due to general group related administrative expenditure in the Quarter. Working capital changes included in note 23 to the Unaudited Condensed Consolidated Interim Financial Statements includes $1.6 million of payments to legacy creditors taken on in the Bilboes Gold acquisition on January 6, 2023. Working capital was also adversely affected by the accumulation in the last few weeks of the Quarter of 1,463 ounces of gold with a realisable value of approximately $2.8 million pending the successful implementation of the revised export mechanism in early April.

The acquisition of property plant and equipment relates to the continued investment at Blanket as discussed further in section 4.7; the investment in exploration and evaluation assets relates to the ongoing work at the Maligreen claims. The exploration and evaluation assets acquired pursuant to the completion of the Bilboes Gold acquisition in January 2023 was a non-cash share acquisition and is discussed in section 5.

Dividends for the Quarter comprise $2.4 million paid to shareholders of the Company. A dividend of 14 cents per share was announced on April 3, 2023.

In March and April 2023, the Company conducted equity raises by way of placings targeting institutional investors in the UK, Europe, South Africa and Zimbabwe. This gave rise to an inflow in the Quarter of $10.8 million, after expenses in respect of depositary interests that were issued to investors in the UK, Europe and South Africa. A further $5.85 million was received mostly after the end of the Quarter in respect of the Zimbabwe investors with $0.8 million received before March 31, 2023.

The $5.4 million loan note payment represented the settlement of part of the outstanding amount to acquire the Motapa exploration and evaluation project in 2022, part of the consideration of which was provided in loan notes.

Bonds have been issued by CMS, the entity that owns the solar plant. Solar bond issue receipts to the value of $4.5 million were issued by CMS. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company, and all are issued to Zimbabwean registered commercial entities. An additional $2.5 million of bonds were issued after the end of the Quarter.

The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2022 prepared under IFRS.

Summarised Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at	Mar 31	Dec 31
		2023	2022
Total non-current assets		269,069	196,764
Inventories		18,477	18,334
Prepayments		3,356	3,693
Trade and other receivables		9,957	9,185
Income tax receivable		82	40
Cash and cash equivalents		19,021	6,735
Derivative financial assets		6	440
Total assets		319,968	235,191
Total non-current liabilities		13,196	9,291
Loan notes payable – short term portion		2,514	7,104
Lease liabilities – short term portion		136	132
Trade and other payables		26,048	17,454
Income tax payable		2,210	1,324
Overdraft		15,832	5,239
Cash-settled share-based payments - short term portion		482	1,188
Total liabilities		60 412	41,732
Total equity		259,550	193,459
Total equity and liabilities		319 968	235,191

The acquisition of Bilboes Gold in the Quarter increased the exploration and evaluation assets by $71.4 million as explained in section 5 of the MD&A. Property, plant and equipment additions at Blanket amounted to $2.6 million and predominantly related to infrastructure development at 30 and 34 level and the construction of the new Blanket tailings storage facility (“TSF”).

Inventories include 1,463 ounces of gold work-in-progress (December 2022: 1,123 ounces) which was realised in April 2023.

Prepayments represent deposits and advance payments for goods and services. $1.1 million of prepayments related to construction work on the new TSF which is discussed in section 4.7.

Trade and other receivables are detailed in note 17 to the Unaudited Condensed Consolidated Interim Financial Statements and include $6.7 million (December 31, 2022: $7.4 million) due from FGR in respect of gold deliveries prior to the close of business on March 31, 2023. All outstanding amounts due from FGR were received in full after the end of the Quarter, $2.4 million (December 31, 2022: $1 million) was due from the Zimbabwe Government in respect of VAT refunds.

Trade and other payables at Quarter end increased from December 31, 2022 due to trade payables acquired following the completion of the acquisition of Bilboes Gold amounting to $4.5 million, amounts payable in respect of transaction advisory services of $3.1 million, deferred shares payable to the Bilboes Gold vendors of $3.3 million and some of the proceeds of the equity raise from Zimbabwe investors of $0.8 million which were received before end of the Quarter.

Overdrafts increased due to short term funding requirements. Expiration dates and terms of the overdrafts are described in section 7 Financing.

Most cash-settled share-based payments due to staff as at Dec 31, 2022 were settled in the Quarter. On April 7, 2023 the Company made awards of 79,894 PUs and 93,035 EPUs to certain management and employees within the Group pursuant to the provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”).

The table below illustrates the distribution of the consolidated cash across the jurisdictions where the Group holds its cash:

Geographical location of cash ($’000’s)

As at	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Apr 30,
	2022	2022	2022	2023	2023
Zimbabwe	8,868	883	(2,160)	(9,749)	(12,072)
South Africa	878	932	694	1,107	2,413
UK/Jersey	1,116	4,352	2,962	11,831	14,355
Total net cash and cash equivalents	10,862	6,167	1,496	3,189	4,696

Included in the cash and cash equivalents is a restricted cash amount of US$1.9 million (denominated in RTGS$) held by Blanket Mine of which US$0,9 million has been earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on February 13, 2023 in RTGS$ and has a 120-day conversion tenure. US$1 million is held as a minimum cash balance in Jersey until the final payment of the Motapa loan note instrument.

The short-term portion of the cash-settled share-based payment liability is in respect of awards made to certain employees at Caledonia, CMSA and Blanket in terms of the OEICP. The awards (other than those made to the NEOs in 2023 which only settle in shares) can be settled in cash or, subject to conditions, shares at the option of the recipient.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The amounts are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2021	2021	2021	2022	2022	2022	2022	2023
Revenues	29,977	33,496	32,136	35,072	36,992	35,840	34,178	29,435
Profit/(loss) attributable to owners of the Company	2,694	6,939	4,222	5,940	11,378	8,614	(8,029)	(5,030)
EPS – basic (cents)	21.1	56.8	33.3	44.6	87.7	63.3	(62.2)	(30.3)
EPS – diluted (cents)	21.1	56.7	33.3	44.6	87.7	63.3	(62.2)	(30.2)
Net cash and cash equivalents	16,669	34,178	16,265	14,430	10,862	6,167	1,496	3,189

Fluctuations in profit attributable to owners of the Company on a quarterly and annual basis are due to, inter alia, substantial foreign exchange profits, inventory write-downs and other non-cash items as discussed in the relevant MD&A’s and financial statements.

4.       OPERATIONS

4.1	Safety, Health and Environment - Blanket

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023
Fatal	0	0	0	1	0	0	0	1
Lost time injury	1	0	2	0	2	1	1	0
Restricted work activity	0	1	1	0	1	1	2	6
First aid	0	1	0	2	3	0	0	1
Medical aid	5	6	8	6	3	1	2	4
Occupational illness	0	0	0	0	0	0	0	0
Total	6	8	11	9	9	3	5	12
Incidents	9	26	10	9	10	14	6	14
Near misses	3	6	2	4	7	6	1	4
Disability Injury Frequency Rate	0.14	0.12	0.24	0.12	0.36	0.22	0.33	0.80
Total Injury Frequency Rate	0.85	0.98	1.58	1.07	1.08	0.34	0.56	1.36
Man-hours worked (000’s)	1,418	1,629	1,643	1,686	1,672	1,788	1,801	1,760

The Nyanzvi safety training initiative was resumed in the previous quarter as COVID-19 restrictions were relaxed.

Regrettably, a fatality occurred on February 16, 2023. The fatality occurred due to a secondary blasting accident. After the end of the Quarter, a further fatality occurred underground due to natural causes. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident, which gave rise to some interruptions to normal production. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.

4.2	Social Investment and Contribution to the Zimbabwean Economy - Blanket

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government
($’000’s)
Period	Year	CSR Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2013	2,147	2,000	15,354	4,412	23,913
Year	2014	35	-	12,319	3,522	15,876
Year	2015	50	-	7,376	2,455	9,881
Year	2016	12	-	10,637	2,923	13,572
Year	2017	5	-	11,988	3,498	15,491
Year	2018	4	-	10,140	3,426	13,570
Year	2019	47	-	10,357	3,854	14,258
Year	2020	1,689	184	12,526	5,007	19,406
Year	2021	1,163	948	16,426	6,083	24,620
Year	2022	888	1,200	19,184	7,124	28,396
Q1	2023	258	-	5,240	1,471	6,498

CSR initiatives fall under seven pillars of education, health, women empowerment and agriculture, environment, charity, youth empowerment and conservation.

The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools and the youth centre at Sitezi, which is located approximately 17 km from Blanket. Activities in respect of this project during the Quarter include:

•	Blanket took delivery of 15 digital interactive boards and accessories which will be used at the secondary school;

•	renovations to classrooms at the secondary school commenced and will be complete in Q2 2023;

•	the taps, showers and geyser were repaired at the clinic;

•	a septic tank was installed and the soak away is under construction at the rock-filling stage; and

•	to ensure a secure and stable supply of water for the Sitezi irrigation scheme, Blanket purchased 4 pumps which it will connect to existing boreholes, which will be used as an alternative source of water.

Work on upgrading the Sabiwa Stadium to meet the requirements set out by Zimbabwe Football Association (ZIFA) for Division 1 / Premier Soccer League stadia in the country continued. The stadium, which had been used exclusively by Sabiwa High School will cater for footballing activities for the entire local community.

Blanket Mine undertook road repairs of the old Gwanda Road from Blanket Mine main gate to Mtshabezi bridge, patching the recurrent potholes on the road, which developed because of the rains experienced early in the Quarter.

A dividend of $1 million to GCSOT was declared in the Quarter. The dividend represents the full entitlement on GCSOT’s 10% shareholding in Blanket for the period, as discussed further in section 4.8.

There were no CSR activities at Caledonia's other assets in the Quarter. A CSR strategy is being prepared in respect of Bilboes, but this is unlikely to result in any significant activity until Bilboes has achieved operations at a sustained level of profitability.

4.3	Gold Production - Blanket

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2020	597,962	3.21	93.8	57,899
Quarter 1	2021	148,513	2.98	93.0	13,197
Quarter 2	2021	165,760	3.34	93.8	16,710
Quarter 3	2021	179,577	3.48	94.2	18,965
Quarter 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476
Q1	2022	165,976	3.69	94.1	18,515
Q2	2022	179,118	3.71	93.9	20,091
Q3	2022	198,495	3.53	93.6	21,120
Q4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
Q1	2023	170,721	3.11	93.8	16,036
April	2023	51,894	3.31	94.3	5,194

Gold production for the Quarter was 13.4% lower than the comparative quarter due to the lower realised grades. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A. 5,194 ounces of gold were produced in April, which has only 23 scheduled production days due to public holidays and production cut-off. The daily rate of production achieved in April equates to an annualised production rate of approximately 80,000 ounces of gold per annum. No ore stockpile (December 2022: 2,500 tonnes) existed at Quarter end.

4.4	Underground - Blanket

Tonnes milled in the Quarter were 2.9% higher than the comparative quarter but was 13% lower than budget for the Quarter. The recovered grade for the Quarter was 15.7% lower than the comparative quarter but only slightly below budget for the Quarter.

Lower than expected production in the Quarter was due to several individually insignificant issues which include:

•	a blockage in an ore-pass at Central Shaft which required alternative tramming arrangements to be implemented so that ore could be hoisted via No. 4 Shaft. The blockage was cleared after the end of the Quarter;

•	two separate breakdowns at the No. 4 Shaft winder resulted in the loss of 9 days of production;

•	the No 9 mill gearbox was damaged following the collapse of a bearing; and

•	inefficient blasting and scaling in certain stopes resulted in very large boulders which further adversely affected tramming.

In total, approximately 12 days of production were lost in the Quarter due to engineering issues. These issues were largely resolved by the end of the Quarter and the average daily production rate in April was as planned.

4.5	Metallurgical Plant

Recoveries in the Quarter were 93.8% compared to 94.1% in the comparative quarter, the reduction being due to the lower head grade. The tail grade of 0.193g/t was lower than achieved in previous quarters and demonstrates the efficiency of the metallurgical plant in terms of overall recoveries.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[4], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[7], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e., at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue; and

iii.	All-in cost per ounce[7], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per ounce of gold sold (US$/ounce)
	Bilboes oxide Mine 3 months ended March 31		Blanket Mine 3 months ended March 31		3 months ended March 31
	2023	2022	2023	2022	2023	2022
On-mine cost per ounce[8]	30,290	-	991	698	1,196	698
All-in sustaining cost per ounce[8]	-	-	-	-	1,448	848
All-in cost per ounce[8]	-	-	-	-	1,898	1,597

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine cost

On-mine cost comprises labour, electricity, consumables, and other costs such as security and insurance. Production costs are detailed in note 7 to the Unaudited Condensed Consolidated Interim Financial Statements. On-mine costs include the procurement margin paid to CMSA. CMSA purchasing represents a fair value that Blanket would pay for consumables if they were sourced from a third party.

On-mine cost per ounce for the Quarter was 71.5% higher than the comparative quarter due to the increased production costs as discussed in section 3 of this MD&A.

All-in sustaining cost

All-in sustaining cost includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and solar as this reflects the consolidated cost incurred at the Group level. Accordingly, the all-in sustaining cost can only be calculated at a consolidated level and not at the level of individual operations. The all-in sustaining cost per ounce for the Quarter was 66.6% higher than the comparative period due to the higher on mine costs as discussed in section 3 of this MD&A as well as higher sustaining capital expenditure.

All-in cost

All-in cost includes investment in expansion projects at Blanket and Bilboes which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

4.7	Capital Projects - Blanket

The main capital development project is the infrastructure which will allow for three new production levels (26, 30 and 34 levels) below the current operations; a fourth level (38 level) is intended to be added in due course via a decline construction. Work in the Quarter focused on completing the remaining works around the central shaft specifically being the completion of grizzley construction on the 34 level and the completion of the Y legs on the 30 and 34 level. The blasting of the clear and dirty water dams between 34 and 35 levels was also completed. Work on the construction of the bulkheads below tip 1 and 2 on 35 level was also started and reached a very advanced stage by the end of the Quarter. The total development metres achieved in the Quarter was 582 metres compared to 1,527 metres in the previous quarter and the budgeted advance of 800 metres.

In addition to the central shaft, work continued on the following developments:

•	Eroica decline 3: This end suffered major delays due to logistical problems, of which the main was lack of ventilation and adequate supply of water due the cramped presence of development machines employed to accelerate development. The situation is now back to normal and advancing the decline is progressing well. The target is to reach the 930m level by July and thereafter to link with the haulage from central shaft on the 990m level.

•	930-meter haulage: This haulage was mined from the bottom of decline 4 in the Blanket section designed to facilitate the opening up and development of the Blanket Quartz Reef and 3 Orebody zones. This work has been accomplished successfully and the up-dip development has since linked to 870m level some 60m above. This connection has improved access and ventilation allowing for rapid strike development to take place on multiple sublevels. It is currently ongoing along the No. 2 orebody section. This is an area with above-average mine grades.

•	35-level conveyor: As part of the rock hoisting automation, a 60m conveyor belt on 35 level was installed in April 2023. This includes the bulkhead construction for both reef and waste rock complete with vibrator feeders that feed the rock onto the belt. The cylinder operations that form part of the loading system will be converted from compressed air to hydraulic operations and the conveyor belt will be synchronised with the skip hoisting and will speed up loading and hoisting of rock.

The existing Tailings Storage Facility ("TSF") at Blanket is reaching the end of its life – accordingly a new TSF is required to allow production to continue. The design parameters for the new facility include:

•	capacity of 13 million tonnes which is anticipated to be adequate for 14 years of production at current deposition rate;

•	“upstream” design, due the limited space;

•	clear water dam and tailings facility will be lined with a double lining GCL (geotextile and clay liner) and polyurethane liner respectively to avoid contamination of ground water;

•	the design includes new piping and new pumps for a gland service water and return water system with instrumentation;

•	new boreholes for monitoring around the facility; and

•	a waste embankment between the TSF and the village for dust prevention.

The anticipated cost of the new TSF is $25.1 million which will be incurred over 3 years. Work on the TSF commenced towards the end of the Quarter and it is expected that the first phase of the project will be completed in the third quarter of 2023 to allow limited deposition on the new TSF in parallel with further deposition onto the existing TSF until it reaches its maximum capacity.

The table below shows spending on capital development activities for the three months to the end of the Quarter:

Capital development	$’m
Central shaft incl. infrastructure development	1.2
Capital development ends	0.9
TOTAL	2.1

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of President Mnangagwa in 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at March 31, 2023 was $15 million (December 31, 2022: $16.7). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013.

The final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021. Dividends to GCSOT after that date are unencumbered.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 6 to the Unaudited Condensed Consolidated Interim Financial Statements.

4.9	Bilboes

The main objective at Bilboes is to construct a large, open-pit operation to extract sulphide mineralization. A feasibility study in respect of the Bilboes sulphide project was prepared by the previous owners. Caledonia has commissioned its own feasibility study for the sulphide project reflecting the prevailing economic environment for capital and operating costs and a revised outlook for the gold price. The feasibility study will identify the most judicious way to commercialise the project in terms of maximising the uplift in value for Caledonia shareholders and this may result in the project being implemented on a phased basis. Work on the updated feasibility study commenced in the Quarter.

In the fourth quarter of 2022, a small operation was started to mine and process oxide mineralization at Bilboes. The oxide mining activities were restarted predominantly with the objective to generate cash flows to pay for the existing cost structures taken over at Bilboes Holdings. The oxide mine was expected to produce between 12,500 and 17,000 ounces of gold in 2023 at an on-mine cost of between $1,200 and $1,320 per ounce.

In the Quarter the target mineralization which had been identified using old information obtained from the previous owners (i.e., not the vendors from whom Caledonia purchased the project) was found not to exist. Mining activity has now moved to other target areas where the target oxide mineralization is based on relatively recent drill data for the oxide mineralization. Currently the mine plan extends until July 2023 based on the anticipated mining of higher confidence mineralization. During this period, further evaluation drilling will be performed on target areas that currently have a lower level of confidence with the objective of increasing the confidence level before mining commences, thereby extending the duration of the oxide project. Management also proposes to accelerate the exploration for oxides at the adjacent Motapa property. Work on the oxide mine was further hampered by mechanical breakdowns at the drill rigs and the poor availability of spares and other equipment.

The difficulties with the oxide mineralization do not apply to the larger sulphide resource which has been identified based on extensive drilling which has been subjected to a thorough review by independent consultants who were appointed by the previous owners of the project. Caledonia also commissioned its own review of the sulphide mineralization and by independent consultants as part of its due diligence process.

Bilboes oxides – Operating data
	March 31, 2023	April 30, 2023
Waste mined (kt)	537	333
Ore mined (kt)	4.7	18.7
Operating costs ($’m)	3.4	1.61
On-mine cost/oz ($/oz)	33,335	7,429
Gold produced (oz)	105	217	*
Gold in progress	nil	338

•	Bullion fineness based on internal analysis and awaits final verification

In light of the uncertainly regarding the continuation of the oxide activities, the Company has withdrawn production and cost guidance for the oxide activities and in future it will report actual production achieved each quarter. If oxide mining activities cannot be carried out with the reasonable prospect of making an overall cash contribution, the mining activities will be returned to care and maintenance pending completion of the ongoing feasibility study in respect of the main sulphide project.

4.10	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	Although there continues to be a shortage of foreign currency in Zimbabwe, Blanket has had satisfactory access to foreign exchange to date.

•	The rate of local currency (known as “RTGS Dollars” or “RTGS$”) annual inflation increased from 61% by January 2022 to 244% by December 2022 which is the highest reading since April 2021. A high rate of RTGS$ inflation has little effect on Blanket’s operations because Blanket’s employees are paid in US Dollars. A large portion of Blanket’s other inputs are denominated in US Dollars.

•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and RTGS$ accounts which can only be used for domestic transactions.

•	On February 20, 2019 the RBZ allowed limited inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS$ system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (RTGS$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66
March 31, 2022	142.42
June 30, 2022	370.96
September 30, 2022	621.89
December 31, 2023	684.33
March 31, 2023	913.67
May 11, 2023	1,222.27

•	In June 2021 the RBZ announced that companies whose shares are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). In addition, the payment of the increased US Dollar proceeds for incremental production was backdated to July 1, 2021. As Blanket has increased its production from approximately 58,000 ounces of gold in 2020 to 80,000 ounces of gold, a listing on the VFEX meant at the time that Blanket received approximately 71.5% of its total revenues in US Dollars and the balance in local currency. Accordingly in December 2021 Caledonia obtained a secondary listing on the VFEX. Blanket has received all amounts due in terms of the policy until it changed on February 6, 2023.

•	On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was also discontinued with effect from February 1, 2023. The Company is currently awaiting formal confirmation from the RBZ that the directive RY002/2023 does not apply to new projects and therefore the Bilboes project would be able to keep 100% of its revenues in US Dollars.

•	Throughout these developments and to the date of issue of the Unaudited Condensed Consolidated Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

•	Since listing on the VFEX and following completion of the Bilboes acquisition, Caledonia has evaluated various avenues to achieve the direct export of its gold. In April 2023 the Company successfully implemented a mechanism whereby gold produced by Blanket is exported directly by Caledonia to a refiner outside Zimbabwe, which makes payment directly into Caledonia's bank account in Zimbabwe. Unrefined gold continues to be processed at FGR, a subsidiary of RBZ, on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. As of April, gold is exported under the gold dealing licence that is held by FGR to a refinery outside Zimbabwe which undertakes the final refining process and sells the gold on behalf of Caledonia. Caledonia receives the proceeds of the gold sales directly into its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket Mine complies with the current requirements to pay a 5 per cent royalty and that Blanket continues to receive 75 per cent of its revenues in US dollars and the balance in local currency. In due course, Caledonia expects that the production from Bilboes and any of its other operations in Zimbabwe will be subject to the same export arrangement.

•	Up to the date of approval of the MD&A the Group has made $3.8 million of sales, representing 1,936 ounces and has received payment in full. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant production risk at Blanket. During the Quarter, Blanket experienced interruptions to its power supply from the grid due to an imbalance between electricity demand and supply. The supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment.

In the absence of equipment to control these surges, Blanket switched from grid power to diesel power if it experienced significant power surges – although this allows activity to continue, supplementary generator use increases the production and capital expenditure at Blanket. The continued deterioration in the ZESA supply means that the power factor regularly fell to 60%, which meant that Blanket was effectively paying for 100% of the power but received only 60% and the power supply is subject to outages.

The following initiatives have been implemented by Blanket to alleviate the power issues:

•	Increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis.

•	On the incoming ZESA supply line at the No. 4 Shaft, Blanket installed two 10MVA auto tap transformers to protect equipment at No. 4 Shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply.

•	On the incoming ZESA supply line at the central shaft, two 10MVA autotap transformers were installed. This installation reduced the voltage fluctuations.

•	Caledonia’s 12.2 MWac solar plant, fully commissioned in early February 2023, provides approximately 24% of Blanket’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022. The project was completed at a cost of $14.2 million in 2023 (cost includes construction costs and other project planning, structuring, funding and administration costs). This is discussed further in section 4.13.

•	In April 2023 Blanket mine entered into a power supply agreement with the IEUG and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and strengthen the Zimbabwean power grid. In addition to being beneficial to Zimbabwe, Blanket mine can from April 2023 pay less for IEUG supplied energy, reduce its production cost and potentially reduce power outages at Blanket. This initiative was supported by various intensive users on the Zimbabwean power grid.

Due to the measures above and a modest improvement in the quality and consistency in the grid supply from ZESA, Blanket was adequately supplied with power to produce gold. In the Quarter, Blanket used 171,000 litres of diesel to generate electricity compared to 544,000 litres in the preceding quarter. From April 2023 Blanket has also seen a reduction of the cost per KWh paid as a result of the IEUG initiative. Stabilisation of the grid, due to the initiatives of the intensive energy users, is being monitored.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2022/2023 rainy season has been adequate, and management believes the water supply is satisfactory.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020, the royalty is allowable as a deductible expense for the calculation of income tax. On October 9, 2022, the Zimbabwean government announced that 50% of royalty payments will be payable in gold. The announcement was effective October 1, 2022 but no guidance has been received from government on how this will be implemented. Management does not expect a material effect due to this announcement.

•	With effect from February 4, 2022 the 5% royalty was payable in the same proportions of currencies as revenues are received.

•	Income tax is levied at 24.72% (2022: 24.72%) on taxable income as adjusted for tax deductions. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the royalty is deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial accounts prepared in RTGS$, which has significantly reduced the deferred tax liability. Large devaluations in the RTGS$ to the USD would reduce the deferred tax liability.

•	Withholding tax is levied on certain remittances from Zimbabwe i.e., dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.11	Opportunities and Outlook

Production Guidance

Consolidated production guidance for 2023 is now lowered to between 75,000 - 80,000 ounces representing production at Blanket Mine. Production of 12,500 - 17,000 ounces which had been expected from the Bilboes oxide mine has been withdrawn.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

The on-mine cost per ounce at Blanket in the Quarter was $991 which is higher than the guidance range of $770 to $850 per ounce. It is expected that on-mine costs per ounce at Blanket will reduce over the remainder of the year as production increases and the benefit of lower electricity costs is realised. Accordingly, this guidance is maintained for the year to December 31, 2023.

Guidance for cost per ounce at the Bilboes oxides mine is withdrawn as production guidance has also been withdrawn.

Guidance for consolidated AISC per ounce was between $1,150 and $1,250 per ounce. AISC is significantly affected by activities at the Bilboes oxide mine in respect of which production and cost guidance has been withdrawn. Accordingly, guidance for AISC is re-stated to exclude production and related production costs at Bilboes oxides costs. AISC excluding bilboes oxides is expected to be in the range of $935 to $1,035 per ounce.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Capital Expenditure

Capital expenditure at Blanket in 2023 is budgeted to be $31.5 million (inclusive of CMSA’s mark-up). Capital expenditures include:

•	Tailings storage facility (first phase) - $12.7 million;

•	Capital development at 30 and 34 levels - $9.8 million;

•	Utilities for the central shaft infrastructure - $3.3 million;

•	Information technology infrastructure - $1 million;

•	Mill and surface engineering - $2.6 million; and

•	Staff housing - $500,000.

In addition, the proceeds of the equity raises are expected to be used for the Bilboes feasibility study, starting a shared services centre in Zimbabwe, establishing an international procurement arm to supply future operations, and furthering exploration drilling at Motapa and Maligreen.

Strategy

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted 75,000 - 80,000 ounce range for 2023;

•	re-commence deep level drilling at Blanket with the objective of further upgrading inferred mineral resources, thereby extending the life of mine;

•	complete the Caledonia feasibility study on the Bilboes sulphide project development strategy and to estimate the funding requirements and commence development of the larger sulphides project;

•	complete the review of evidence obtained from the initial oxide mining activities at Bilboes and consider the potential for future oxide mining activities at Bilboes and Motapa; and

•	Caledonia will continue geological evaluations at Maligreen and complete a geological evaluation plan for Motapa.

4.12	COVID-19

Blanket employs over 2,000 employees the vast majority of whom live with their dependents on the mine village as at March 31, 2023, 2,066 of Blanket’s employees and 1,030 of the Blanket employees’ dependents living on the Blanket site have been vaccinated on site.

Severe effects of COVID-19 have reduced globally and there were no significant effect on production, costs or capital projects in the Quarter.

4.13	Solar project

As noted in section 4.10, Blanket suffers from unstable grid power and load shedding which results in frequent and prolonged power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. In 2020, the Caledonia board approved the project and the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share. Caledonia’s 12.2 MWac solar plant was connected to the Blanket grid in November, 2022 and was fully commissioned in early February 2023 at a construction cost of approximately $14.2 million.

At the date of the approval of this MD&A the plant provides approximately 24% of Blanket’s total electricity requirement during the day. Completion of the solar plant coincided with an improvement in the supply of power from the grid which has substantially reduced the amount of diesel consumed In the Quarter, Blanket used 171,000 litres of diesel to generate electricity compared to 544,000 litres in the preceding quarter. Whilst it is uncertain that this level of improvement will be maintained, the successful implementation of the solar plant is expected to result in a meaningful and sustained reduction in diesel usage.

In December 2022, the Caledonia board approved a proposal for CMS (which owns the solar plant) to issue bonds up to a value of $12 million. The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and after March 31, 2023 up to the date of this MD&A $7 million of bonds have been issued to Zimbabwean commercial entities by CMS.

5 EXPLORATION

Caledonia’s exploration activities are focussed on Blanket and Maligreen. Management is in the process of evaluating a drilling plan at Motapa.

Blanket

Deep exploration drilling at Blanket resumed in the Quarter after the development in the Central Shaft area, had been completed to provide access to new drilling positions. 3,586 metres of exploration drilling were completed in the Quarter (Q1 2022 – Nil). The drilling showed pleasing results in terms of width and grade and indicates the strong downwards continuity of the Eroica and Blanket ore bodies.

During the Quarter, the Company announced updated mineral reserves and mineral resources for Blanket, including a significant increase in mineral resources. For more information, see the Company’s Form 20-F annual report and the latest Subpart 1300 technical report summary and NI 43-101 technical report filed with the United States Securities and Exchange Commission and Canadian securities commissions.

Exploration at Blanket’s portfolio of satellite properties was suspended in 2016 so that resources could be re-deployed at Blanket. Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties still owned other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant. The GG satellite property remains on care and maintenance.

Maligreen

Caledonia purchased the mining claims over the area known as Maligreen, situated in the Zimbabwe Midlands, for a cash consideration of US$4 million in November 2021. Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years. The total area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 ounces of gold mined from oxides between 2000 and 2002 after which the operation was closed.

Since Caledonia acquired the Maligreen claims it has been focused on reviewing the geological work conducted at the property with a view to upgrading the mineral resources. The current Subpart 1300 and NI 43-101 estimates of Maligreen mineral resources, which were published in April 2023 and November 2022, respectively, include measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

Bilboes

No exploration took place and no further exploration is planned in respect of the Bilboes sulphide resource. The main focus in respect of the Bilboes sulphide resource is on the feasibility study which will identify the most judicious may to commercialise the resource with the objective of maximising value accretion for Caledonia shareholder.

As noted in section 4.9, following the disappointing start to the oxide mine, there has been an increase in evaluation drilling to confirm and upgrade the confidence of mineralization in the target mining areas. 9,727 meters of evaluation drilling were performed in the Quarter against a budget of 3,900 metres.

Motapa

No exploration took place at Motapa, an exploration project that was acquired by Caledonia in November 2023. The Company is finalising an exploration programme covering approximately 30 months at Motapa which will focus on identifying a large sulphide resource. In the shorter term, exploration at Motapa will focus on identifying oxide resources which may be used to generate cash-flows.

6.       INVESTING

An analysis of investments is set out below.

($’000’s)	2020	2021	2022	2023
	Year	Year	Year	Q1
Total investment – Property, plant and equipment	24,778	31,269	47,432	3,111
Blanket	24,315	29,323	34,267	2,610
Solar	372	1,581	12,198	16
Other	91	365	967	485

Total investment – Exploration and evaluation assets	3,058	1,582	1,467	71,550
Bilboes Gold Limited	-	-	-	71,406
Connemara North	300	163	4	-
Glen Hume	2,661	1,176	-	-
Maligreen	-	-	1,430	144
Other Satellite properties	97	243	33	-

Investment in property, plant and equipment at Blanket is discussed in section 4.7 of this MD&A; investment in exploration and evaluation assets is as set out in section 5.

Bilboes Gold

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold, the parent company of Bilboes Holdings. The total consideration was agreed at 5,123,044 Caledonia shares and a 1% net smelter royalty.

Bilboes is a large, high grade gold deposit located approximately 75 km north of Bulawayo, Zimbabwe. Historically, it has been subject to a limited amount of open pit mining.

Following completion of the transaction in January 2023, Caledonia has commissioned its own feasibility study to identify the most judicious way to commercialise the project to optimize shareholder returns.  One approach that is being considered is a phased development which would minimise the initial capital investment and reduce the need for third party funding.

The oxide mining activities were started predominantly with the view of generating cash flows to pay for the existing cost structures taken over at Bilboes Holdings. As discussed in section 4.9, oxide production in the Quarter has been lower than expected and incurred losses. Management is preparing a revised mine plan for the oxides targeting higher confidence mineralization.

7.       FINANCING

Operating and investing activities at Blanket in the Quarter were funded by Blanket's operating cashflows and from Blanket’s overdraft facilities which were as set out below at March 31, 2023.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at March 31, 2023	Repayment terms	Security	Expiry
Stanbic Bank Zimbabwe Limited	Jan-23	RTGS$350 million	Nil	On demand	Unsecured	Feb ’24
Stanbic Bank Zimbabwe Limited	Jan -23	US$4 million	US$4million	On demand	Unsecured	Feb ’24
CABS Bank of Zimbabwe	Apr-22	US$2 million	US$1.3 million	On demand	Unsecured	Nov ’23
Ecobank	Nov-22	US$7 million	US$6.5 million	On demand	Unsecured	Oct ’23
Nedbank	Dec-22	US$3,5 million	US$2.8 million	On demand	Unsecured	Oct ’23

Subsequent to Quarter end Nedbank Zimbabwe extended an unsecured US$3.5 million term loan facility to Blanket.

As at the date of approval of this MD&A $7 million of bonds were issued by CMS as discussed in section 4.12.

Loan note instruments as consideration for the purchase of Motapa of $2.2 million fall due June 2023.

Equity raises

The Company conducted equity raises by way of placings in the Quarter and shortly after the end of the Quarter which targeted institutional investors in the UK, Europe, South Africa and Zimbabwe. The equity raises were over-subscribed: depositary interests in respect of 781,749 shares were issued to institutional investors in the UK, Europe and South Africa on March 30, 2023 and Zimbabwe depositary receipts in respect of 425,765 shares were issued to investors in Zimbabwe to listing on the VFEX on April 14, 2023. The placing price was $13.74 and the placings raised $16.6 million before expenses.

Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, an executive Director of the Company, have subscribed for 3,587 shares and 11,000 shares respectively in the equity raise before the end of the Quarter.

The proceeds of the equity raises are expected to be used for the Bilboes feasibility study, a shared services centre in Zimbabwe, the establishment of an international procurement arm to supply future operations, and exploration drilling at Motapa and Maligreen.

Hedging

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold from February to May 2023, at a strike price of $1,750 per ounce. The put options were entered into to protect the Company against gold prices lower than $1,750 over the period hedged. At Quarter end these put options were the only hedging option instruments that have not expired.

8.       LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources is set out below.

Liquidity and Capital Resources
($’000’s)
	As at	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
		2021	2022	2022	2022	2022	2023
Gold loan		2,866	3,322	-	-	-	-
Net cash and cash equivalents		17,152	14,430	10,862	6,167	1,496	3,189
Working capital		35,360	31,530	25,695	23,975	5,986	(1,359)

Movements in Caledonia’s net cash, overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods are detailed in section 7. The Company’s liquid assets as at March 31, 2023 plus anticipated cashflows exceeded its planned and foreseeable commitments as set out in section 9.

9.       OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $13.4 million which are not reflected as loans receivable for IFRS purposes (refer to note 6 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company had the following contractual obligations at March 31, 2023:

Payments due by period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	27,055	-	-	-	27,055
Provisions	-	987	596	2,115	3,698
Capital expenditure commitments	4,981	-	-	-	4,981
Lease liabilities	151	174	-	-	303
Cash-settled share-based payments	482	386	-	-	868

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket and ordered by Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the central shaft and the new TSF as discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the exploration properties, from Caledonia’s cash resources as augmented by the placing that was announced on March 24, 2023.

The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of March 31, 2023, the Group had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $2.9 million (December 31, 2022: $2.8 million), Bilboes amounted to $0.7 million (December 31, 2022: $0), and Maligreen amounted to $0.135 million (December 31, 2022: $0.135)

10.       NON-IFRS MEASURES

Throughout this document, we provide measures prepared in accordance with IFRS in addition to some non-IFRS performance measures. As there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We define below the non-IFRS measures used in this document and reconcile such non-IFRS measures to the IFRS measures we report.

10.1       Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note and accordingly differ from the previous basis of calculation. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s, unless otherwise indicated)
	Bilboes Oxides 3 months ended March 31		Blanket Mine 3 months ended March 31		Consolidated 3 months ended March 31
	2023	2022	2023	2022	2023	2022
Production cost (IFRS)	3,345	-	16,505	14,359	19,850	14,359
COVID-19 labour and consumable expenses	-	-	(1)	-	(1)	-
Cash-settled share-based expense	-	-	(394)	(513)	(394)	(513)
Less exploration and safety costs	-	-	(261)	(231)	(261)	(231)
On-mine admin costs, employee incentives and intercompany adjustments	-	-	(298)	(375)	(298)	(375)
On-mine production cost*	3,345	-	15,551	13,240	18,897	13,240
Gold sales (oz)	105	-	15,692	18,957	15,797	18,957
On-mine cost per ounce ($/oz)	31,857	-	991	698	1,196	698

Royalty	-	-	-	-	1,480	1,758
Exploration, remediation and permitting cost	-	-	-	-	-	50
Sustaining capital expenditure#	-	-	-	-	979	460
Sustaining administrative expenses&	-	-	-	-	968	88
Silver by-product credit	-	-	-	-	(25)	(31)
Cash-settled share-based payment expense included in production cost	-	-	-	-	394	513
Cash-settled share-based payment expense	-	-	-	-	280	367
Equity-settled share-based payment expense	-	-	-	-	110	82
Procurement margin included in on-mine cost*	-	-	-	-	(770)	(458)
All-in sustaining cost	-	-	-	-	22,313	16,069
Gold sales (oz)	-	-	-	-	15,797	18,957
AISC per ounce ($/oz)	-	-	-	-	1,412	848

Non-sustaining administrative expenses&	-	-	-	-	4,970	2,283
Permitting and exploration expenses	-	-	-	-	18	18
Non-sustaining capital expenditure#	-	-	-	-	2,132	11,905
Total all-in cost	-	-	-	-	29,433	30,725
Gold sales (oz)	-	-	-	-	15,797	18,957
All-in cost per ounce ($/oz)	-	-	-	-	1,863	1,597

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining costs and all-in costs as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. From Q4 2022 administrative expenses have been allocated between AISC and all-in cost. Prior years have been restated in the MD&A.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

10.2       Average realised gold price per ounce

The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of average realised gold price per ounce
($’000’s, unless otherwise indicated)
	3 months ended March 31
	2023	2022
Revenue (IFRS)	29,435	35,072
Revenues from sales of silver	(25)	(31)
Revenues from sales of gold	29,410	35,041
Gold ounces sold (oz)	15,803	18,957
Average realised gold price per ounce (US$/oz)	1,861	1,848

10.3       Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to the Blanket Mine Employee Trust Services (Private) Limited (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted earnings (loss) per share (“Adjusted EPS”) to IFRS Profit attributable to owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended March 31
	2023	2022
(Loss) profit for the period (IFRS)	(4,270)	7,617
Non-controlling interest share of profit for the period	(760)	(1,677)
Loss profit attributable to owners of the Company	(5,030)	5,940
Blanket Mine Employee Trust adjustment	(115)	(255)
(Loss) Earnings (IFRS)	(5,145)	5,685
Weighted average shares in issue (thousands)	16,964	12,757
IFRS EPS (cents)	(30.33)	44.6

Add back (deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	216	1,039
- less tax	(51)	(256)
- less non-controlling interest	(21)	(103)
Unrealised net foreign exchange gains	(1,749)	(1,948)
- less tax	309	633
- less non-controlling interest	106	230
Adjusted IFRS (loss) profit excl. foreign exchange	(6,335)	5,280
Weighted average shares in issue (thousands)	16,964	12,757
Adjusted IFRS EPS excl. foreign exchange (cents)	(37.3)	41.4

Add back (deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	115	255
Deferred tax	959	811
Non-controlling interest portion deferred tax and impairment	(107)	(106)
Fair value losses on derivative financial instruments	434	1,738
Adjusted (loss) profit	(4,934)	7,978
Weighted average shares in issue (thousands)	16,964	12,757
Adjusted EPS (cents)	(29.1)	62.5

11.       RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by related parties have been determined by negotiation among the parties and are reviewed and approved by the Company’s Board. These transactions are in the normal course of operation.

The Company has entered into a consultancy agreement with Steve Curtis, a director of the Company and the former Chief Executive Officer, effective July 1, 2022 to December 31, 2023 with a monthly fee of US$44,100 for the period July 1, 2022 until December 31, 2022 and US$12,500 for the period January 1, 2023 until December 31, 2023. During the Quarter, 2023, the Company expensed US$37,500 (2022: US$ nil) in advisory service fees.

Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, executive Director of the Company, subscribed for 3,587 shares and 11,000 shares respectively on the AIM pursuant to the equity raises conducted by the Company during the Quarter.

12.       CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Unaudited Condensed Consolidated Interim Financial Statements which have been publicly filed on SEDAR. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Unaudited Condensed Consolidated Interim Financial Statements. Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2023 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs performed in 2021. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g., such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a Qualified Person principally in terms of Subpart 1300 and NI 43-101 relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected.

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources principally in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.       FINANCIAL INSTRUMENTS

i)	Commodity risk

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold from February to May 2023, at a strike price of $1,750 per ounce. The put options were entered into to protect the Company against gold prices lower that $1,750 over the period hedged. At Quarter end these put options were the only hedging option instruments that have not expired.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable predominantly relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled at the date of the MD&A. As discussed in section 4.10, after the end of the Quarter the Company commenced the export and sale of gold to an independent gold refiner outside Zimbabwe, which makes payment for the gold received directly into Caledonia's bank accounts in Zimbabwe. This mechanism means that the company is no longer exposed to credit risk from FGR in respect of the US dollar component of its sales.

Included in cash and cash equivalents is a restricted cash amount of $1 million (denominated in RTGS$) held by Blanket. The amount represents cash earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on September 15, 2022 and has a 90-day tenure to settlement. The cash was transferred to CMSA, denominated in South African Rand, on January 13, 2023.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a portion of the RTGS$ component of the VAT receivable. Management continues its efforts to recover the RTGS$ component of the VAT receivable either by cash payment and/or offset against other tax amounts payable by Blanket.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.10 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.       DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter. The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation.

On January 3, 2020, the Company announced a 9.1% increase in the quarterly dividend from 6.875 cents to 7.5 cents per share.

On April 1, 2020, the Company announced the deferral of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. On April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

On June 29, 2020, the Company announced a 13% increase in the quarterly dividend from 7.5 cents to 8.5 cents per share.

On October 1, 2020, the Company announced an 18% increase in the quarterly dividend from 8.5 cents to 10 cents per share.

On January 4, 2021, the Company announced a 10% increase in the quarterly dividend from 10 cents to 11 cents per share.

On April 6, 2021 the Company announced a 9% increase in the quarterly dividend from 11 cents to 12 cents per share.

On July 6, 2021 the company announced an 8% increase in the quarterly dividend from 12 cents to 13 cents per share.

On October 4, 2021 the company announced an 8% increase in the quarterly dividend from 13 cents to 14 cents per share. This seventh increase represents a cumulative 104% increase in the quarterly dividend since October 2019.

On January 4, 2022, the Company announced a dividend of 14 cents per share payable on January 28, 2022.

On April 4, 2022 the Company announced a dividend of 14 cents per share payable on April 29, 2022.

On July 5, 2022 the Company announced a dividend of 14 cents per share payable on July 29, 2022.

On October 3, 2022 the Company announced a dividend of 14 cents per share payable on October 28, 2022.

On December 30, 2022 the Company announced a dividend of 14 cents per share payable on January 27, 2023.

On April 3, 2023 the Company announced a dividend of 14 cents per share payable on April 28, 2023.

The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.       MANAGEMENT AND BOARD

On January 6, 2023, Mr Victor Gapare, previous Chief Executive Officer of Bilboes Holdings, was appointed to the board as executive director.

On May 4, 2023 Mr Leigh Wilson retired from his role as Director and Non-Executive Chairman of the Company.

On May 9, 2023 Mr John Kelly was appointed as Non-Executive Chairman of the Company.

16.       SECURITIES OUTSTANDING

At May 12, 2023, being the last day practicable prior to the publication of this MD&A, Caledonia had 19,188,073 common shares issued and the following outstanding options to purchase common shares (“Options”) granted in equal amounts to each of the employees of 3PPB LLC being P Chidley and P Durham:

Number of Options	Exercise Price	Expiry Date

10,000	CAD11.50	25-Aug-24
10,000	USD 9.49	30-Sep-29
20,000

The OEICP allows that the number of shares reserved for issuance to participants under the plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

Awards under the Plan made to executives and certain other senior members of management on January 24, 2022 and April 7, 2023, consisting of a target of 130,380 and Performance Units (“PUs”) respectively, are only to be settled in shares (and are thus "EPUs"). The EPUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target EPUs could vest. Accordingly, providing for such a maximum amount, Caledonia could grant Options on a further 1,563,684 shares as at the date of this MD&A on the assumption that all other outstanding LTIPs are settled in cash at the request of the LTIP holders.

17.       RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	COVID-19 pandemic: The COVID-19 pandemic had no discernable effect on the Group or its operations during the period under review. The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on the Company: its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold ore produced by Blanket; and the supply of capital equipment may be affected by production delays at the manufacturers. In response to these risks, management has introduced measures to safeguard its employees from the virus; engaged closely with its customer, FGR, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.

•	Liquidity risk: Caledonia currently has sufficient cash resources, access to funding and continues to generate sufficient cash to cover all its anticipated investment needs.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. At prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations and to fully implement the investment plan as scheduled. The Company has established mechanisms to increase the proportion of its revenues it can access in US Dollars. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the central shaft project as set out in section 4.7 of this MD&A, as well as other projects including in particular the Bilboes oxides mine. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining lease, claims, licences, and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. The Company may not make payments by the required date or meet development and production schedules that are required to protect its lease, claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. The Company had a hedging arrangement in place for a portion of production for the period from March to July 2022 and entered into a hedging arrangement in December 2022 for December 2022 to May 2023. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity had been sold. With new mining areas having been acquired by the Group the incidence and possibility of illegal mining has increased. The Group is receiving adequate support and assistance from the Zimbabwean police.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and constructing a solar plant which provided approximately 24% of Blanket’s power requirements. After the end of the Quarter, Blanket entered into an agreement for the direct import of power through the IEUG initiative. Production at Blanket has also been adversely affected by the instability of the incoming electricity supply. The Company has installed further auto-tap changers to increase the protection against power surges and it has further increased its diesel generating capacity.

•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been better than average, and management believes there is enough water in the Blanket dam to maintain normal operations until the next rainy season.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to FGR, a company which is owned by the RBZ. In 2021, the Ministry of Finance announced a modification to the regulations that allow gold producers who are listed on the VFEX to export their incremental gold production. The Company has clarified the mechanism whereby this revised policy may be effected and the first shipments and direct sale of gold in terms of these mechanisms was successfully completed in April 2023.

18.       FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the central shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to FGR, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parametres to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.       CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of March 31, 2023. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at March 31, 2023, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at March 31, 2023. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at March 31, 2023, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.       QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr. Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Subpart 1300 and NI 43-101. Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.